CENEX HARVEST STATES COOPERATIVES
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

	Three Months Ended November 30,		Years Ended August 31,				Three Months Ended August 31,	Year Ended May 31,

	2002	2001	2002	2001	2000	1999	1998	1998

	(in thousands)
EARNINGS:
Income before income taxes	$45,862	$47,578	$144,838	$152,954	$91,268	$92,980	$18,831	$196,916
ADD:
Minority interests	5,431	3,036	15,390	35,098	24,546	10,017	3,252	6,880
Fixed charges, as shown below	16,825	14,372	57,647	77,267	75,085	56,221	15,963	47,532
Redemptions received from equity method investees	15,313	14,092	37,689	30,104	41,250	8,829	360	12,686
Redemptions received from cooperatives and other investments	1,713	1,328	6,310	1,672	2,638	2,412	31	17,247
SUBTRACT:
Equity in income of investees	(8,165)	(3,942)	(58,133)	(28,494)	(28,325)	(22,363)	9,142	(8,381)
Noncash patronage refunds	(184)	(766)	(2,327)	(3,896)	(6,825)	(4,848)	(9,305)	(61,732)
Interest capitalized	(530)	(350)	(2,105)	(1,244)	(2,709)	(1,733)	(439)	(1,838)

EARNINGS AS ADJUSTED	$76,265	$75,348	$199,309	$263,461	$196,928	$141,515	$37,835	$209,310

FIXED CHARGES:
Interest	$13,343	$11,165	$44,560	$62,680	$60,275	$44,171	$12,749	$36,459
Amortization of debt costs expensed or capitalized	736	692	3,030	2,747	2,116	2,131	344	899
Appropriate portion (1/3) of rent expense	2,746	2,514	10,057	11,840	12,694	9,919	2,870	10,174

TOTAL FIXED CHARGES	16,825	14,371	57,647	77,267	75,085	56,221	15,963	47,532

PREFERRED DIVIDEND FACTOR:	211	—	276	—	—	—	—	—

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$17,036	$14,371	$57,923	$77,267	$75,085	$56,221	$15,963	$47,532

RATIO	4.5x	5.2x	3.4x	3.4x	2.6x	2.5x	2.4x	4.4x